

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 8, 2021

Benjamin E. Black
Chief Executive Officer
Osiris Acquisition Corp.
95 5th Avenue, 6th Floor
New York, NY 10003

>   **Re: Osiris Acquisition Corp.**
>   **Draft Registration Statement on Form S-1**
>   **Submitted March 12, 2021**
>   **CIK No. 0001832136**

Dear Mr. Black:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Risk Factors
Since our initial stockholders will lose their entire investment in us..., page 59

1.   We note disclosure here and elsewhere regarding conflicts of interest in circumstances where the founder shares become worthless without an initial business combination. Please disclose in quantitative and qualitative terms how economic incentives could result in substantial misalignment of interests where an initial business combination does occur. For example, since your sponsor acquired a 20% stake for approximately $0.003 per share and the offering is for $10.00 per share, the insiders could make a substantial profit after the initial business combination even if public investors experience substantial losses. Please revise your disclosure accordingly.

Description of Securities
Exclusive Forum For Certain Lawsuits, page 130

2.   We note the disclosure on pages 59 and 131 stating that your amended and restated certificate of incorporation will provide that the Court of Chancery and the federal district court for the District of Delaware shall have concurrent jurisdiction over any action arising under the Securities Act. This appears to contradict the language in Section 13.2 of the Form of Amended and Restated Certificate of Incorporation filed as Exhibit 3.2, which indicates the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint arising under the Securities Act. Please clarify the disclosure. In addition, please disclose that there is a risk that your exclusive forum provision may result in increased costs for investors to bring a claim.

General

3.   We note that prior to the completion of our review of your draft registration statement submitted on March 12, 2021, you publicly filed a registration statement on April 2, 2021. Please note that we have not reviewed the registration statement filed on April 2, 2021 and will review the next filing that is responsive to comments.

    You may contact Tracey Houser at 202-551-3736 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Edwards at 202-551-6761 or Irene Paik at 202-551-6553 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Brian M. Janson